Exhibit 99.1

New Gold Inc.

2011 Stock Option Plan

Initially approved by the Shareholders on May 4, 2011
Amended by the Board on February 28, 2014
Approved by the Shareholders on April 30, 2014

ARTICLE 1
GENERAL PROVISIONS

1.1	Interpretation
(a)	For the purposes of the Plan, the following terms have the following meanings:

“Affiliate” means an affiliate of the Company within the meaning of Section 1.3 of NI 45-106;

“Associate” has the meaning set out in Section 2.22 of NI 45-106;

“Board” means the board of directors of the Company;

“Change of Control” means the occurrence of any one or more of the following events:

(i)	the Company is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);
(ii)	the Company sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an Affiliate of the Company);
(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;
(iv)	any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Company which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror to cast or direct the casting of 40% or more of the votes attached to all of the Company's outstanding voting securities which may be cast to elect directors of the Company or the successor company (regardless of whether a meeting has been called to elect directors) and as a result of such acquisition of control, directors of the Company holding such office immediately before such acquisition of control shall not constitute a majority of the Board;
(v)	as a result of or in connection with: (A) the contested election of directors or (B) a transaction referred to in paragraph (i) above, the nominees named in the most recent management information circular of the Company for election to the board of directors of the Company shall not constitute a majority of the Board; or
(vi)	the Board adopts a resolution to the effect that a Change of Control has occurred or is imminent.

For the purposes of the text above, “voting securities” means common shares of the Company and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;

“Company” means New Gold Inc. and includes any successor to New Gold Inc.;

"Eligible Contractor" means a person who is not an employee, officer or director of the Company that:

(i)	is engaged to provide on a bona fide basis consulting, technical, management or other services to the Company or any Affiliates under a written contract with the Company or the Affiliate;
(ii)	in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate; and
(iii)	who otherwise qualifies as a “consultant” under section 2.22 of NI 45-106 ;

“Eligible Person” means, subject to all applicable laws, (A) in respect of any grant of Options by the Company any director, employee, officer or Eligible Contractor of (i) the Company or (ii) any Affiliate (and includes any such person (other than an Eligible Contractor) who is on a leave of absence authorized by the Board or the board of directors of any Affiliate), and (B) in respect of any assignment of Options by a person in (A) above pursuant to Section 2.5, means any Permitted Assign of such person as the context requires;

“Exchange” means the TSX, the NYSE Amex Equities or such other stock exchange or quotation system on which the Shares are listed or quoted from time to time;

“Exchange Rate” means the noon spot rate published by the Bank of Canada on the date the Option is granted;

“Holding Entity” has the meaning set out in Section 2.22 of NI 45-106;

“ISO” means an Option granted to a US Participant that is intended to qualify as an “incentive stock option” within the meaning of section 422 of the IRS Code;

“Insider” means any officer, director or other “insider” as defined by the Toronto Stock Exchange Company Manual, from time to time;

“IRS Code” means the United States Internal Revenue Code of 1986, as amended and the regulations and other guidance issued under the code;

“LTIP” means the Company’s Long Term Incentive Plan;

“Market Price” means at any date in respect of the Shares shall be, the volume weighted average trading price of such Shares on the TSX for the five trading days ending on the last trading date immediately preceding the date as of which the Market Price is determined. In the event that the Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

“NI 45-106” means National Instrument 45-106 - Prospects and Registration Exemptions, as may be amended or replaced from time to time;

“NQSO” means any Option granted to a US Participant that is not an ISO;

“Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

“Participant” means an Eligible Person to whom an Option has been granted;

“Permitted Assign” means:

(i)	a Holding Entity of a Participant; or
(ii)	a RRSP, RRIF or TFSA of a Participant;

“Plan” means this 2011 stock option plan of the Company, as it may be amended from time to time;

“Resignation” means the cessation of board membership by a director, or employment (as an officer or employee) of the Participant with the Company or an Affiliate as a result of resignation;

“Retirement” means the Participant ceasing to be an employee, officer or director of the Company or an Affiliate after attaining a stipulated age in accordance with the Company’s normal retirement policy or earlier with the Company's consent;

“Retirement Date” means the date on which a Participant satisfies the conditions for Retirement, as agreed between the Participant and the Company;

“RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada);

“RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada);

“Shares” means the common shares in the capital of the Company;

“Shareholder” means a holder of Shares;

“Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in section 424(f) of the IRS Code;

“10% Shareholder” means a US Participant who, at the time an ISO is granted, owns securities representing more than 10% of the voting power of all classes of shares of the Company or any Subsidiary, taking into account the attribution rules under section 424(d) of the IRS Code;

“Termination Date” means the date on which the Participant ceases to be an Eligible Person subject to section 2.6(b): (i) in the case of a director, the Termination Date occurs on the termination of board membership of the director by the Company or any Affiliate, the failure to re-elect or re-appoint the individual as a director of the Company or an Affiliate or the date of his Resignation, other than through Retirement; (ii) in the case of an employee, the Termination Date occurs on the date of termination of the employment of the employee, indicated in the Company’s notice of termination, with or without cause, as the context requires by the Company or an Affiliate, or the effective date of his Resignation, other than through Retirement, or in the case of an officer, upon removal of or failure to re-elect or re-appoint the individual as an officer of the Company or an Affiliate, or the effective date of his Resignation, other than through Retirement, (iii) in the case of an Eligible Contractor, the date of termination of the services of the Eligible Contractor;

“TFSA” means a tax-free savings account as described in the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange; and

“US Participant” means a Participant that is subject to federal income tax in the United States of America pursuant to the IRS Code and any relevant tax convention.

(b)	In the Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.
(c)	The Plan and all matters to which reference is made in the Plan shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the applicable laws of Canada.
1.2	Purpose

The purpose of the Plan is to advance the interests of the Company by:

(a)	providing Eligible Persons with additional incentive;
(b)	encouraging equity ownership in the Company by such Eligible Persons;
(c)	increasing the proprietary interest of Eligible Persons in the success of the Company;
(d)	encouraging Eligible Persons to remain with the Company or its Affiliates; and
(e)	attracting new directors, employees, officers and service providers.
1.3	Administration
(a)	The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors of the Company. If a committee is appointed for this purpose, the following references to the Board will be deemed to be references to the committee.
(b)	Subject to the limitations of the Plan, the Board shall have the authority to:
(i)	grant Options;
(ii)	determine the terms, limitations, restrictions and conditions respecting Option granted;
(iii)	interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable subject to required prior approval by any applicable regulatory authority or Shareholders; and
(iv)	make all other determinations and take all other actions in connection with the implementation and administration of the Plan.
(c)	The Board’s guidelines, rules, regulations, interpretations and determinations pursuant to or relating to the Plan shall be conclusive and binding upon the Company and all other persons, including without limitation all Participants. No member of the Board or any person acting pursuant to the authority delegated by it under the Plan shall be liable for any action or determination in connection with the Plan made or taken in good faith.
1.4	Shares Reserved
(a)	The aggregate number of Shares which may be reserved for issuance under the Plan and all other security based compensation arrangements of the Company (excluding the LTIP) shall not exceed 3.5% of the Shares (on a non-diluted basis) issued and outstanding from time to time. No fractional Shares shall be issued and the Board may determine the manner in which fractional share values shall be treated. If any Options granted under the Plan are cancelled or terminated in accordance with the Plan without being exercised then the Shares subject to those Options will again be available to be granted under the Plan.

(b)	For greater certainty, any increase in the issued and outstanding Shares will result in an increase in the available number of the Shares issuable under the Plan, and exercises of Options will make new grants available under the Plan.
(c)	The maximum number of Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other security based compensation arrangements of the Company.
(d)	If there is a change in or substitution or exchange of the outstanding Shares by reason of any stock dividend or split, recapitalization, merger, amalgamation, arrangement, consolidation, reorganization, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval (if required) of the relevant Exchange(s), appropriate substitution or adjustment in:
(i)	the number or kind of securities reserved for issuance pursuant to the Plan; and
(ii)	the number or kind of securities subject to unexercised Options granted and the option exercise price of such securities; provided however that no substitution or adjustment shall obligate the Company to issue or sell fractional securities.
(e)	The Company shall at all times during the term of the Plan reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.
1.5	Limits with respect to Insiders
(a)	The maximum number of Shares issuable to Insiders under the Plan and any other security based compensation arrangements of the Company shall be 10% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis).
(b)	The maximum number of Shares which may be issued to Insiders under the Plan and any other security based compensation arrangements of the Company within a 12 month period shall be 10% of the Shares, issued and outstanding at the time of the issuance (on a non-diluted basis).
(c)	In addition, grants of Options to non-employee directors should not exceed the lesser of (i) 1% of the total number of Shares issued and outstanding at the time of issuance (on a non-diluted basis) and (ii) an annual equity value of $100,000 to each director (based on the grant date fair value of the Options);
1.6	Non-Exclusivity

Nothing contained in the Plan shall prevent the Board from maintaining or adopting other or additional compensation arrangements, subject to any required approvals.

1.7	Amendment or Termination
(a)	Subject to Section 1.7(b) below, the Board may at any time, and from time to time, and without Shareholder approval amend any provision of the Plan, or the terms of any Options granted, or terminate the Plan, subject to any applicable regulatory or Exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:
(i)	to Section 2.3 relating to the exercise of Options, including by the inclusion of a cashless exercise feature whereby payment is in cash or Shares or otherwise;
(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;
(iii)	to the definitions set out in Section 1.1;
(iv)	to the Change of Control provisions provided for in Section 3.1;
(v)	to Section 1.3 relating to the administration of the Plan;
(vi)	to the vesting provisions of any outstanding Options;
(vii)	to postpone or adjust any exercise of any Option or the issuance of any Shares pursuant to the Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of the Plan or the Shares issuable pursuant to the Plan under the securities laws of any applicable jurisdiction, or to determine that the Shares and the Plan are exempt from such registration; and
(viii)	fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of an Exchange, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.
(b)	Notwithstanding Section 1.7(a), the Board shall not be permitted to amend the following without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of Shareholders and, in the case of an amendment to Section 1.5 so as to increase the Insider participation limits, approval of a majority of the Shareholders voting at a duly called and held meeting of Shareholders excluding shares voted by Insiders who are Eligible Persons:
(i)	Section 1.4(a) in order to increase the maximum number of Shares which may be issued under the Plan or Section 1.5 so as to increase the Insider participation limits;
(ii)	Section 2.2 or this Section 1.7 so as to increase the ability of the Board to amend the Plan without Shareholder approval;
(iii)	the definitions of “Eligible Person” and “Permitted Assigns”;
(iv)	subject to Section 1.4(d), the exercise price of any Option issued under the Plan where such amendment reduces the exercise price of such Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry for the purpose of re-issuing Options to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option);

(v)	to Section 2.5 relating to the transferability of Options; or
(vi)	the term of any Option issued under the Plan.
(c)	Any amendment or termination of an Option shall not materially and adversely alter the terms or conditions of any Option or materially and adversely impair any right of any Participant under any Option granted before the date of any such amendment or termination without the consent of such Participant, except as otherwise required by law or as provided in the Plan.
(d)	If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules adopted by the Board and in force at such time, will continue in effect as long as any Options under the Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Options it would be entitled to make if the Plan were still in effect.
1.8	Compliance with Legislation

The Plan, the grant and exercise of Options under the Plan and the Company’s obligation to sell and deliver Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of the Exchange and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obligated by any provision of the Plan or the grant of any Option under the Plan to issue Shares in violation of such laws, rules and regulations or any condition of such approvals. In addition, the Company shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed with the Exchange. The Company shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuances of such Shares in compliance with applicable laws and for the admission to listing of such Shares on the Exchange. Shares issued and sold to Participants may be subject to limitations on sale or resale under applicable securities laws.

ARTICLE 2
OPTIONS

2.1	Grants
(a)	Subject to the provisions of the Plan, the Board shall have the authority to determine the terms, limitations, restrictions and conditions, if any, applicable to the vesting or to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion. In addition (and without limitation to the preceding text), at the sole discretion of the Board, at the time of the grant, Options may be made subject to any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time (e.g. to address matters such as fraud, or other significant misconduct of a Participant).

(b)	The award of an Option to an Eligible Person at any time shall neither entitle such Eligible Person to receive nor preclude such Eligible Person from receiving a subsequent Option.
(c)	Options may be granted so that they qualify as ISOs under section 422 of the IRS Code in accordance with the requirements and limitations in Section 4.3 below.
(d)	Each Option shall be confirmed by an option agreement, or option grant letter or other form of confirmation (electronic or otherwise) as prescribed by the Board from time to time. Subject to specific variations approved by the Board in respect of any Options all terms and conditions set out in the Plan will be incorporated by reference into and form part of any Option granted under the Plan.
2.2	Option Exercise Price
(a)	The Board will establish the exercise price of an Option at the time each Option is granted based on the terms set out under Section 2.2(b).
(b)	Subject to Section 4.3(d), the exercise price of an Option as established by the Board pursuant to Section 2.2(a) will not be less than the Market Price.
2.3	Exercise of Options
(a)	Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve. In the event that any Option expires during, or within 48 hours after a Company-imposed blackout period on the trading of securities of the Company, such expiry will become the tenth day after the end of the blackout period. A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time (or, if less the remainder of Shares available for purchase pursuant to all Options granted to such Participant).
(b)	The exercise price (and any applicable withholding taxes) of each Option to purchase Shares shall be paid in full by certified cheque, or in another manner deemed acceptable to the Company, at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan and the related option agreement, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.
(c)	Subject to the provisions of the Plan and the related option agreement, an Option may be exercised from time to time as advised by the Company from time to time and upon payment in full of the Option exercise price of the Shares to be purchased and any applicable withholding taxes. Certificates for such Shares shall be issued and delivered to the Participant within a reasonable period of time following the receipt of such notice and payment but in any event not exceeding five business days.
2.4	Withholding Taxes

For certainty and notwithstanding any other provision of the Plan, the Company or any Affiliate may take such steps as it considers necessary or appropriate for the deduction or withholding of any income taxes or other amounts which the Company or any Affiliate is required by any law or regulation of any governmental authority whatsoever to deduct or withhold in connection with any Share issued pursuant to the Plan, including, without limiting the generality of the foregoing, (a) withholding of all or any portion of any amount otherwise owing to a Participant; (b) the suspension of the issue of Shares to be issued under the Plan, until such time as the Participant has paid to the Company or any Affiliate an amount equal to any amount which the Company or Affiliate is required to deduct or withhold by law with respect to such taxes or other amounts together with the exercise price for the Shares; and/or (c) withholding and causing to be sold, by it as a trustee on behalf of a Participant, such number of Shares as it determines to be necessary to satisfy the withholding obligation. By participating in the Plan, the Participant consents to any such sale and authorizes the Company or any Affiliate, as applicable, to effect the sale of such Shares on behalf of the Participant and to remit the appropriate amount to the applicable governmental authorities. Neither the Company nor any applicable Affiliate shall be responsible for obtaining any particular price for the Shares nor shall the Company or any applicable Affiliate be required to issue any Shares under the Plan unless the Participant has made suitable arrangements with the Company and any applicable Affiliate to fund any withholding obligation.

2.5	Transfer of Options
(a)	Subject to Section 2.5(b), Options shall be non-assignable and non-transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Participant during the lifetime of the Participant and only by the Participant’s legal representative after death of the Participant in accordance with the Plan.
(b)	Notwithstanding Section 2.5(a), Options may, with the prior approval of the Board, be assigned by a Participant to a Permitted Assign of such Participant, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except, with the prior approval of the Board, to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of such Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign in accordance with the Plan. Notwithstanding the foregoing, an ISO may not be transferred or assigned in any manner other than (i) by will or the laws of descent and distribution or (ii) to the extent required by a domestic relations order. An improper transfer of any Options will not create any rights in the purported transferee, will cause the immediate termination of the Options, and the Company will not issue any Shares upon the attempted exercise of improperly transferred Options.
2.6	Termination, Retirement or Death
(a)	Except as otherwise determined by the Board and subject to the limitation that Options may not be exercised later than five years from their date of grant:
(i)	if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, Retirement or termination for cause, each vested Option held by the Participant will cease to be exercisable 90 days after the Termination Date, or in accordance with the Participant’s employment agreement that was previously approved by the Board or such longer period as determined by the Board; for greater certainty, such determination may be made at any time subsequent to the date of grant of Options, but none will be outstanding for a period that exceeds the expiry date of the Option. If any portion of an Option is not vested by a Participant’s Termination Date, that portion of the Option may not be exercised by the Participant unless the Board determines otherwise.
(ii)	If a Participant ceases to be an Eligible Person because his relationship with the Company or an Affiliate is terminated by the Company or the Affiliate, as applicable, for cause, his Options shall cease to be exercisable immediately upon such termination on the Termination Date.

(iii)	if a Participant retires, upon such Retirement the Participant’s Options will vest on his or her Retirement Date and the Participant may exercise these Options within 180 days following the his or her Retirement Date or such longer period as determined by the Board, for greater certainty such determination may be made at any time after the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the Retirement Date of the Participant.
(iv)	if a Participant dies, upon such death the Participant’s Options will immediately vest and the legal representative of the Participant may exercise the Participant’s Options within 180 days following the death of the Participant or such longer period as determined by the Board, for greater certainty such determination may be made at any time after the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant.
(v)	notwithstanding the foregoing, an ISO may not be exercisable by a US Participant beyond the earlier of the date that is three months following the US Participant’s termination of employment with the Company and all Subsidiaries for reasons other than death or disability or the expiry date of such ISO. In the event of the death of a US Participant (including during the three month period after the US Participant’s Termination Date) or in the event of a termination of employment due to disability (as determined under section 422(c)(6) of the IRS Code), no ISO still held by such US Participant may be exercised beyond the earlier of the date that is 12 months after the date of such death or disability or the expiry date of such ISO.
(b)	Any Participant to whom an Option is granted under the Plan who subsequently ceases to hold the position in which he or she received such Option shall continue to be eligible to hold such Option as a Participant as long as he or she otherwise falls within the definition of “Eligible Person” in any capacity.

ARTICLE 3
CHANGE OF CONTROL

3.1	Change of Control
(a)	In the event of a proposed Change of Control, the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of a Participant’s unvested Options to a date determined by the Board, such that all of a Participant’s Options will immediately vest at such time. In such event, all Options so vested will be exercisable, conditionally, from such date until their respective expiry dates so as to permit the Participant to participate in such Change of Control. For greater certainty, upon a Change of Control, Participants shall not be treated any more favourably than Shareholders with respect to the consideration that the Participants may be entitled to receive for their Shares.
(b)	If a Participant elects to exercise its Options following a Change of Control, the Participant shall be entitled to receive, and shall accept, in lieu of the number of Shares which he was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such holder could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had he been the registered holder of the number of Shares to which he was entitled to purchase upon exercise of such Options.

3.2	Right to Terminate Options on Sale of Company

Notwithstanding any other provision of the Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding Shares (collectively, the “Proposed Transaction”), the Company may give written notice to all Participants advising them that, within 30-days or such greater period as the Board determines in its sole discretion after the date of the notice and not thereafter, each Participant must advise the Board whether the Participant desires to exercise its Options before the closing of the Proposed Transaction, and that upon the failure of a Participant to provide such notice within the 30-day period or such greater period as the Board determines in its sole discretion, all rights of the Participant will terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any Option will be exercised or affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period or such greater period as the Board determines in its sole discretion and the day after the expiration of the 180-day period. If a Participant gives notice that the Participant desires to exercise its Options before the closing of the Proposed Transaction, then all Options which the Participant elected by notice to exercise will be exercised immediately before the effective date of the Proposed Transaction or such earlier time as may be required to complete the Proposed Transaction.

ARTICLE 4
MISCELLANEOUS PROVISIONS

4.1	No Rights as Shareholder

The holder of an Option shall not have any rights as a Shareholder with respect to any of the Shares underlying an Option until such holder has exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the exercise price in respect of which the Option is being exercised and paying applicable withholding taxes).

4.2	No Rights to Continued Employment or Engagement

Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employment or engagement of the Company or any Affiliate or affect in any way the right of the Company or any Affiliate to terminate his employment or engagement at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any Affiliate to extend the employment or engagement of any Participant beyond the date on which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any Affiliate, or beyond the date on which his relationship with the Company or any Affiliate would otherwise be terminated pursuant to the provisions of any employment, consulting or other contract for services with the Company or any Affiliate.

4.3	Special Requirements for US Participants

(a)	Notwithstanding any other provision of the Plan to the contrary, the aggregate number of Shares available for ISOs is 10,000,000, subject to adjustment pursuant to Section 1.4 of the Plan and subject to the provisions of sections 422 and 424 of the IRS Code.

(b)	Individuals eligible to receive ISOs are US Participants who are employees of the Company or a Subsidiary.
(c)	Each option agreement or grant letter shall specify whether the related Option is an ISO or a NQSO. If no such specification is made, the related Option will be an NQSO.
(d)	An ISO shall be treated as a NQSO to the extent that the aggregate Market Price (determined as of the applicable grant date) with respect to which ISOs are exercisable by the US Participant for the first time during any calendar year (pursuant to the Plan and all other plans of the Company and of any Affiliate for purposes of section 422 of the IRS Code) will exceed US$100,000 or any other limitation subsequently set out in section 422(d) of the IRS Code. If two or more Options designated as ISOs first become exerciseable in the same calendar year, the $100,000 limit shall be applied to the Options in the order in which they were granted, and any Shares whose value exceeds the limit shall be deemed to be covered by an NQSO.
(e)	The exercise price per Share of an ISO granted to a 10% Shareholder will be not less than 110% of the Market Price on the applicable grant date and such ISO shall not be exercisable later than the expiration of five years after the date of grant.
(f)	An ISO may only be granted within the 10-year period beginning from the earlier of the date the Plan is adopted by the Board or the date the Plan is approved by Shareholders.
(g)	If the Board determines to extend the exercise period of an ISO pursuant to its authority under Section 2.3 above or to make any other revision to the terms of an ISO, such Option shall thereafter be treated as a NQSO to the extent required under sections 422 and 424 of the IRS Code.
(h)	No NQSO shall be granted to a US Participant unless, with respect to such US Participant, the Shares constitute “service recipient stock” under section 409A of the IRS Code. Notwithstanding any provision in the Plan to the contrary, any revision to the terms of an NQSO granted to a US Participant shall be made only if it does not create adverse tax consequences under section 409A of the IRS Code.

ARTICLE 5
ADOPTION

5.1	Effectiveness

The Plan shall be effective upon the approval by the Shareholders.